UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                ACIES CORPORATION
                                -----------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    004507109
                                    ---------
                                 (CUSIP Number)

                               Rite Holding, Inc.
                            c/o Michael L. MacKlowitz
                            299 Broadway, Suite 1405
                            New York, New York 10007
                                 (212) 227-6655

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 2007
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004507109

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1.    Name of Reporting Person:         I.R.S. Identification Nos. of above
                                        persons (entities only):

      Rite Holding, Inc.                39-2058131
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2.    Check the Appropriate Box if a Member of a Group (See Instructions):

      (a) |_|
      (b) |_|
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3.    SEC Use Only:


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4.    Source of Funds (See Instructions): PF


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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e): |_|

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6.    Citizenship or Place of Organization:

      United States
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   Number of      7.    Sole Voting Power:
    Shares
 Beneficially           7,190,331
   Owned by       --------------------------------------------------------------
Each Reporting    8.    Shared Voting Power:
  Person With
                        None
                  --------------------------------------------------------------
                  9.    Sole Dispositive Power:

                        7,190,331
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power:

                        None
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person:

      7,190,331 shares of Common Stock
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions): |_|

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13.   Percent of Class Represented by Amount in Row (11):

      14.05%
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14.   Type of Reporting Person (See Instructions):

      CO
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

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of Acies Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 14 Wall Street, Suite 1620, New York, New York 10005.

Item 2. Identity and Background.

(a) This Schedule 13D relates to the 7,190,331 shares of Common Stock of the Company (the "Shares") that are owned by Rite Holding, Inc. ("RHI"). RHI is a holding company organized in the state of New York and, as such, may be considered the beneficial owner (for securities purposes only) of the Shares.

(b) The business address of the Reporting Person is c/o Michael L. MacKlowitz, 299 Broadway, Suite 1405, New York, New York 10007.

(c) Current information concerning the identity and background of the directors, officers and other controlling persons of the Reporting Person are set forth in Annex A.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized and existing under the laws of New York, United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable - See Item 4

Item 4. Purpose of Transaction.

The Reporting Person is a corporation formed in New York for the express purpose of acting as the holding company for the benefit of its shareholders. The Reporting Person may be considered the beneficial owner (for securities purposes only) of the Shares. The Reporting Person does not have any present intention to
(i) acquire shares of the Company, (ii) reorganizing or liquidate the Company,
(iii) sell a substantial portion of the Company's assets, (iv) change the Board or management of the Company, (v) change the Company's articles, bylaws, capitalization, dividend policy, business or corporate structure; provided, however, the Reporting Person may elect in the future to take any of the foregoing actions, to the extent it is possible for the Reporting Person to effectuate such actions.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person may be considered the beneficial owner (for securities purposes only) of the Shares. Based upon the Company's most recent public reports, the Shares represent approximately 14.05% of the total number of outstanding shares of the Common Stock of the Company.

(b) RHI maintains the sole power to vote or to direct the voting of, and the sole power to dispose of, or to direct the disposition of, the Shares.

(c) There has been no activity in regards to shares of stock of the Company by the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: July 24, 2007                    Rite Holding, Inc.


                                        By: /s/ Richard Ferrara
                                            ------------------------------------
                                            Name:  Richard Ferrara
                                            Title: Vice President

                                     Annex A

                   Directors, Officers and Controlling Persons
                             of the Reporting Person

Name/Citizenship                     Title            Business Address
--------------------------    ------------------    ----------------------------
Theodore Ferrara              President             c/o Michael L. MacKlowitz
(Citizen of United States)                          299 Broadway, Suite 1405
                                                    New York, New York 10007


Richard Ferrara               Vice President        c/o Michael L. MacKlowitz
(Citizen of United States)                          299 Broadway, Suite 1405
                                                    New York, New York 10007


Mohammed Khorassani           Secretary, Treasurer  c/o Michael L. MacKlowitz
(Citizen of United States)                          299 Broadway, Suite 1405
                                                    New York, New York 10007